7/17

07025332

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Power Chips PLC

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 20 2007
THOMSON FINANCIAL

FILE NO. 82- 35052 FISCAL YEAR 3-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 7/18/07

POWER CHIPS™

AR/S
3-31-07

Power Chips plc

2007 Annual Report

POWER CHIPS PLC
www.powerchips.gl

About Power Chips plc

Power Chips plc has created "Power Chips" which use thermionics to convert heat into electricity. Power Chips plc is a majority-owned subsidiary of Borealis Exploration Limited (BOREF OTC-US), and is publicly traded on the Pink Sheets (PWCHF OTC-US).

Contents

Chairman's Letter to Members

20 June 2007

Fellow Members:

Over the past year, we have been working to explore the limits of the underlying theory, and to better use the theory to design our next generation of samples. We are pleased to report that all the experimental data continues to validate the theory – "better" physical samples give us better emitters, while "poorer" physical samples yield poorer results. We have also expanded our test work to show that the Avto Effect is seen in more than one material.

The work ahead of us is focused and requires high quality and thorough laboratory research. We need to make and test a sizable number of samples, continuing to check (and if necessary, refine) the theory, and to push it to its limits. We don't require dramatic improvements in electron emission at the design operating temperature to start making Power Chips; we need only slightly better results than we have already achieved, albeit in a different material.

We have dedicated management capable of bringing Power Chips to market. Hans Walitzki, who has decades of experience in administration, technology management and mass manufacturing, has become our Chief Development Officer. Dr. Walitzki has worked extensively in thin film and wafer technologies, spending many years with Wacker Chemitronic and later Wacker Siltronic, where he was Director of Technology. He founded his own company, soiTronic, Inc. in 1999 to bring new wafer technologies to the market, and successfully integrated his company into Isonics Corporation, becoming Vice President for Advanced Wafer Technology. Dr. Walitzki is expected to manage the final development stages and commercialization of Power Chips.

Currently, the team is focused on optimizing the Avto Effect, both in gold (which does not react with oxygen), as well as in materials which are more likely to be suitable for mass-produced Power Chips. This work has a lot of different technical facets and challenges, but it also has a lot of opportunities and possible solutions. Indeed, our biggest challenge right now is sorting out which of the possible approaches represent the best opportunities.

This year has shown considerably patenting activity. Three patents were issued this year, and sixteen more patents were applied for. We continue to ensure that we stay innovative and secure what we believe is already a dominant patent position for low temperature thermionic power converters.

In parallel, we continue to raise funds for development. The work represents a constant cash drain, and our efforts certainly have been constrained by limited resources. This problem has not been solved yet, and we continue to talk to potential investors and partners. We welcome any new opportunities which arise.

With best wishes,

Power Chips plc

Rodney T. Cox
Chairman and Chief Executive Officer

Isaiah W. Cox
President and Chief Operating Officer

Management's Discussion and Analysis of 2007 Results

Borealis Technical Limited ("Technical"), the parent company, has conducted basic industrial research on its Power Chips technology since 1996, and it has many patents issued and pending covering this technology. We are very happy with our progress during 2007, and feel that Power Chips plc has a good chance to come to market with product in fiscal 2008. An improvement in our understanding of the theory underpinning Avto Metals over the past year has helped us to better focus our R&D direction toward commercially viable results. Power Chips has the rights to Avto Metals™ for power production and the ability to control eV is central to making and dominating the power production market. All of the research expenditures to date have been undertaken by Technical and funded by Borealis Exploration Limited, the ultimate parent of the Company, and by the sale of Company shares with the proceeds being loaned to Technical. The funds received from all shares sales are due back to Power Chips plc.

An Intellectual Property Agreement was signed effective 1 January 1999, whereby Technical has granted the Company the exclusive worldwide rights for sublicensing the Power Chips technology. In consideration for the rights granted to the Company, the Company shall pay Technical an 8% royalty based on net sales of licensed products and services sold by the Company and 50% of all sublicense income. To date the Power Chips technology is still under development such that the Company has not made any related sublicense sales. The Company intends to retain its sublicense rights granted by Technical.

The Company has been in the development stage since its inception. These financial statements have been prepared in accordance with generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. From inception to 31 March 2007, the Company has lent money raised on its behalf to Technical and Borealis Exploration Limited, who are also in a development stage. The present circumstances therefore raise certain doubts about the ability of the Company to continue as a going concern. Management of the Company has indicated they have no intention to demand repayment of the amounts owing from Technical until Power Chips are being sold into the market and/or licensing has commenced and the Company is both cash flow positive and has earnings. The Company and Technical are actively working together to negotiate product sales or further sublicensing of its technology to various parties, which activities are expected to generate profitable operations in the future. To the extent additional funds are required, the Company will attempt to raise these funds through future sales of product, license sales and further share issues. There can be no assurance that the Company will be successful in its actions. The financial statements do not contain any adjustments that might be necessary if the Company is unable to continue as a going concern.

Forward-Looking Statement

The discussion of the Company's business and operations in this report includes in several instances forward-looking statements, which are based upon management's good faith assumptions relating to the financial, market, operating and other relevant environments that will exist and affect the Company's business and operations in the future. All technical, scientific, and commercial statements regarding technologies and their impacts are based on the educated judgment of the Company's technical and scientific staff. No assurance can be made that the assumptions upon which management based its forward-looking statements will prove to be correct, or that the Company's business and operations will not be affected in any substantial manner by other factors not currently foreseeable by management or beyond the Company's control.

All forward-looking statements involve risks and uncertainty. The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements that might be made to reflect the events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events; including those described in this report, and such statements shall be deemed in the future to be modified in their entirety by the Company's public pronouncements, including those contained in all future reports and other documents filed by the Company with the relevant Securities Commissions.

DIRECTORS AND OFFICERS

Directors	Appointed	
Rodney T. Cox	23 Mar 2000	Director, Chairman of the Board and Chief Executive Officer
Isaiah W. Cox	23 Mar 2000	Director, President and Chief Operating Officer
Wayne S. Marshall	23 Mar 2000	Director
Peter Vanderwicken	06 Sept 2000	Director
Nechama J. Cox	01 Aug 2001	Director
Stuart Harbron	23 July 2002	Director and Chief Patent Officer
Giulio Pontecorvo	28 Aug 2003	Director

Secretary

STM Fidecs Management Limited
(Formerly known as Fidecs Management Limited)

Registered Office

Suite 3G, Eurolife Building
1 Corral Road
Gibraltar

Auditors

Moore Stephens
Suite 5 Watergardens 4
Waterport
Gibraltar

POWER CHIPS

PUBLIC LIMITED COMPANY

Gibraltar Registered No. 60528

Financial Statements

for the year ended 31 March 2007

DIRECTORS' REPORT

The directors submit their report and the audited financial statements for the year ended 31 March 2007.

Corporate Profile

The Company was incorporated on 11 February 1997 in Gibraltar. The Company's shares are publicly traded in the United States over-the-counter (OTC) market and quoted as PWCHF on the Pink Sheets at www.pinksheets.com. As of year end, the last reported trade was at $ 5.00 per share, with the yearly high at $ 5.50 per share, and the low at $ 0.21 per share.

Activities

The principal activity of the Company is that of researching, developing and marketing Power Chips™ Technology. Power Chips are devices that absorb heat and use it to produce electrical power. They are silent, non-polluting, scalable, portable, and can operate anywhere there is a source of heat. We expect them to replace many existing technologies for generating electricity.

Organisation and Operations

Power Chips plc is a member of the Borealis Family of Companies and is a publicly-traded indirect majority-owned subsidiary of Borealis Exploration Limited. Borealis Technical Limited, our direct parent company, owns 5,222,983 of our 8,035,118 outstanding shares, or 65% of our shares. Like our parent and most Family companies, Power Chips plc is incorporated in Gibraltar.

While our headquarters and legal domicile are in Gibraltar, Power Chips operates as a virtual company, and the Internet plays a dominant role in our day-to-day work. It is the means by which we manage our businesses, discuss new ideas, and promote ourselves to the outside world. Modern communications technology has allowed us to circumvent the traditional problems associated with working on four continents and twenty time zones. Because of this, we have access to facilities and personnel about which a company of our size would normally only be able to dream.

Power Chips has consultants around the world, all of whom work over e-mail. Management and technical discussions take place over the Internet. We have a continual Board of Directors meeting, with an annual traffic of over 2,500 messages to each board member. Power Chips has intense direct participatory management, and many consultants to the Company sit in on the Board meetings and provide input, although they are not voting members.

Our Website, www.powerchips.gi, makes information about our technology available, and informs shareholders, other companies, and the general public about Power Chips. As patent offices issue more patents, a more complete picture of our extensive research efforts becomes publicly available on the Website. Additionally, our parent company, Borealis, sends out a weekly update (as well as daily share trades with Borealis' prices) to shareholders and to all the major news organizations and other interested parties, detailing our ongoing work and progress. (Please e-mail pr@powerchips.gi if you would like to receive these updates.) Through this wide distribution, we are able to keep people better informed than through traditional channels. Your management uses this technology to maintain a close relationship with our shareholders.

This virtual company structure is great to work with and allows us to have many people directly involved in the decision-making processes at Power Chips. This approach may not be conventional, but the results to date have validated this business structure.

DIRECTORS' REPORT (Continued)

Patents and Intellectual Property

All patents relating to the Power Chips technology are held by our parent, Borealis Technical Limited, which has granted Power Chips plc an exclusive worldwide license to them for all power generation applications. Borealis Technical Limited so far has been granted more than 30 U.S. and international patents for its scientific and technological advances in thermotunneling, thermionics, reduction of work function, and power generation.

We expect the courts over time to give much of our patent work "pioneer" patent status, reflecting the fact that they are the first patents to be issued in an entirely new field of technology, or represent a technical revolution in a previously defined field. Pioneer patents are those to which most subsequent patents in a field make reference, or on which later patents build by adding new improvements to the field. Because pioneer patents represent the result of groundbreaking scientific discoveries or development, the courts have found that they merit a wide breadth of protection in interpreting their claims and specifications.

In fiscal 2006 Borealis Technical was granted several new U.S. patents for improvements related to our Power Chips technology. It also filed applications for several additional power-related patents, and now has a considerable number of applied-for, in-process, and pending patent applications. In the past year alone, 3 patents were issued, and an additional 16 patents were filed.

Because our scientific discoveries and technical advances are the core of our business, we are very careful about protecting these assets. Patenting and otherwise protecting our technologies is an important activity at Power Chips and consumes a considerable portion of our resources. We have developed an extensive library of intellectual property and we intend to protect it vigorously.

The results for the year are shown in the Profit and Loss Account on page 14.

Power Chips plc lost $ 206,335 last year. This compares to our loss of $43,200 in 2006. Our cumulative loss carry forward is now $ 598,735 compared to $392,400 in 2006.

Our parent company, Borealis Technical Limited, owes us $4,870,825 compared to $5,077,160 in the previous year.

We are negotiating to sell product under favourable terms for all parties involved though there have been no sales as of yet. It appears that we will be the direct manufacturer and supplier of product to most all our markets.

Dividends

There were no dividends declared during the year.

DIRECTORS' REPORT (Continued)

Directors and their Interests

The directors who served during the year are listed below.

The interest of the directors in the shares of the Company at the year end were as follows:

	Shares held at 31 March 2007	Shares held at 31 March 2006
Rodney T. Cox	114,280	114,280
Isaiah W. Cox	25,600	25,600
Wayne S. Marshall	72,664	72,664
Peter Vanderwicken	18,758	10,241
Nechama J. Cox	20,275	20,275
Stuart Harbron	14,500	14,500
Giulio Pontecorvo	5,000	5,000

Share Options

As of 31 March 2007, there were no share options outstanding.

Investor Information

Extensive information for investors can be found on our Website at www.powerchips.gi. Our annual and quarterly reports for the past several years are posted there, as well as full information about the Company and our technologies. The site also has links to quotation systems that report our current stock prices.

If you have a question about Power Chips, please write to us at pr@powerchips.gi.

Background

We are in an energy crunch. The prices of oil and gas have soared to almost five times their ten-year low, having a direct impact on the price of fuel for cars and airplanes, heating oil for homes, and electrical power for just about everything else.

What can be done about it? True, there are the conventional solutions such as opening up oil exploration or harmonizing regulations or reducing gasoline tax. These are indeed solutions which will help increase supply of fossil fuels, but as people are becoming increasingly aware, it would make an enormous difference if there was a way to reduce demand on the other side. This is tricky, since few people are willing to stop going to work or feeding their families. Cars and airplanes and heating oil and electrical power are considered necessities in the West, and rapidly becoming just as important in places like China and India. Demand is not going down; it is going up.

We need more power, without somehow using more of the fuel we do have – whether it is coal, oil, gas, nuclear or even solar energy. And the opportunities are indeed there. While internal combustion engines are a very mature and highly evolved technology, cars tap less than 20% of the thermal energy of fuel to turn the wheels. Over 80% of the energy in your fuel tank will be dumped out the tailpipe or radiator. The majority of fuel consumed in making electrical power or steel or aluminum is also vented to the environment, wasted. Why? Because for such heat, which is often as hot as 1000°C (that's a cosy 1700°F) there is no current technology which can economically convert that wasted heat to electrical power..

Power Chips™ are the solution to this problem.

The Power Chips technology is being designed to be optimal for operation at "waste heat" temperatures of 500 – 600 °C and below. A paper published in the Global Powertrain Congress showed that if Power Chips reach their projected efficiency, they will be able to almost *double* the efficiency of a car or truck. There are more than 50 million automobiles built every year worldwide; almost doubling their fuel efficiency is going to make a big difference.

Power Chips are small and relatively simple devices with a large number of potential applications. In automotive and aerospace applications *alone*, there is a market of many *billions* of devices per year. And that is not counting all the other applications, like steel mills and aluminium smelters and power plants. We get inquiries every day from companies and individuals who would love to add Power Chips to their furnaces or their oven or even ear implants. Once you start to consider all the sources of waste heat there are, you realize how vast the potential for Power Chips really is.

There is just one, small, problem. We cannot yet even start to meet market demand, as we don't have working Power Chips yet.

Power Chips are small diodes in which electrons move from one side to the other. The key to doing this at low temperatures is the Avto Metals technology, which we publicly announced for the first time two summers ago. Avto Metals are the way to take an emitter like the cathodes found in older televisions and computer monitors, and make them work at lower temperatures, temperatures suitable for exhaust pipes or smokestacks.

Avto Metals are, in principle, quite simple. Avto Metals are essentially a corrugated pattern on top of a thin layer of a material. The dimensions are rather small, which was the reason it took until last year to prove the concept. For use in Power Chips, however, Avto Metals need to be optimized for peak performance and long-term endurance at elevated temperatures. Some of these materials don't allow exposure to air during transportation. Oxygenated layers on top of the corrugated pattern can diminish or eliminate the effect. So either we work with materials that do not react with oxygen at all (there are a few, but not many), or materials which react minimally with oxygen – but these can only be tested in a vacuum. Working in vacuum is more complicated and slows things down a lot, but it is all doable with enough time and resources.

Directors' Responsibilities

The directors are responsible for preparing financial statements for each financial year which give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit or loss for that year and which comply with the Gibraltar Companies Ordinance 1930 and the Gibraltar Companies (Accounts) Ordinance 1999. In preparing the financial statements, appropriate accounting policies have been used and applied consistently, reasonable and prudent judgements and estimates have been made, and applicable accounting standards have been followed. The directors are responsible for maintaining adequate accounting records, for safeguarding the assets of the Company, and for preventing and detecting fraud and other irregularities.

DIRECTORS' REPORT (Continued)

Auditor

A resolution to reappoint Moore Stephens will be proposed at the Annual General Meeting.

By order of the Board on 20 June 2007

Isaiah W. Cox
Director

Rodney T. Cox
Director

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF POWER CHIPS PUBLIC LIMITED COMPANY

We have audited the financial statements of Power Chips plc for the year ended 31 March 2007 set out on pages 14 to 18. These financial statements have been prepared under the historical cost convention and the accounting policies set out on page 16.

This report is made solely to the Company's members as a body, in accordance with the Companies Ordinance 1930. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

As described in the report of the Directors, the Company's Directors are responsible for the preparation of financial statements in accordance with applicable law and Gibraltar Accounting Standards (Gibraltar Generally Accepted Accounting Practice).

Our responsibility is to audit the financial statements in accordance with relevant Gibraltar legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the relevant financial reporting framework and are properly prepared in accordance with Gibraltar Law. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the company has not kept proper accounting records, or if we have not received all the information and explanations we require for our audit.

We read the Directors' Report and other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements within it or material inconsistencies with the financial statements.

Basis of opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland). An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

In forming our opinion, we have considered the disclosures made in Note 1 of the financial statements in connection with the application of the going concern basis and the uncertainty with regards to securing continued financial support.

In connection with the other information contained in the Annual Report we also draw attention to the content of the Forward Looking Statement on page 4.

In view of the significance of these matters we consider they should be drawn to your attention but our opinion is not qualified in these respects.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company as at 31 March 2007, and of the loss for the year then ended in accordance with Gibraltar Accounting Standards and have been properly prepared in accordance with Gibraltar Companies Ordinance 1930, the Gibraltar Companies (Accounts) Ordinance 1999.

Moore Stephens

Gibraltar
20 June 2007

Moore Stephens
CHARTERED ACCOUNTANTS

PROFIT AND LOSS ACCOUNT
for the year ended 31 March 2007

	Notes	2007 $	2006 $
Expenditure			
Administrative fees	5	(43,200)	(43,200)
Development expenses	5	(163,135)	--
Retained loss for the year		(206,335)	(43,200)
Retained losses brought forward		(392,400)	(349,200)
Retained losses carried forward		$ (598,735)	$ (392,400)

The Company has had no discontinued activities during the year, accordingly, the above result for the Company relates solely to continuing activities.

No statement of recognised gains and losses has been produced as the only recognised gains and losses occurring in the year are those disclosed in the Profit and Loss Account.

The notes on pages 16 to 18 form part of these Financial Statements.

BALANCE SHEET
as at 31 March 2007

	Notes	2007 $	2006 $
Current Assets			
Debtors	2	4,870,825	5,077,160
Total Net Assets		$ 4,870,825	$ 5,077,160
Capital and Reserves			
Called up Share Capital	3,4	123,781	123,781
Share Premium Account	3,4	5,345,779	5,345,779
Profit and Loss Account	4	(598,735)	(392,400)
Total Shareholders' Funds		$ 4,870,825	$ 5,077,160

Signed on behalf of the Board of Directors on 20 June 2007

Isaiah W. Cox
Director

Rodney T. Cox
Director

The notes on pages 16 to 18 form part of these Financial Statements.

NOTES TO THE FINANCIAL STATEMENTS
for the year ended 31 March 2007

1. PRINCIPAL ACCOUNTING POLICIES

The financial statements have been prepared in accordance with Gibraltar Accounting Standards and the Gibraltar Companies Ordinance 1930 and the Gibraltar (Companies Accounts) Ordinance 1999 (together, 'Gibraltar GAAP').

a. **Basis of accounting**
The financial statements are prepared in accordance with the historical cost convention.

b. **Reporting currency**
The Company's financial statements are presented in US dollars, which is the functional currency for operations.

c. **Foreign currency translation**
Transactions in foreign currency are recorded at the rate at the date of the transaction. Any monetary assets or liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date.

d. **Going Concern**
These financial statements have been prepared under the going concern concept, which assumes that the Company will continue in operational existence for the foreseeable future having adequate funds to meet their obligations as they fall due. Further information is set out in the Directors' Report on pages 7 to 11.

e. **Cash Flow Statements**
The Company meets the size criteria for a small company set by the Gibraltar (Companies Accounts) Ordinance 1999, and therefore, in accordance with FRS1: Cash Flow Statements, it has not prepared a cash flow statement.

f. **Taxation**
The Company has been granted exempt status under the Gibraltar Companies (Taxation and Concessions) Ordinance. Providing the Company continues to satisfy the criteria for such status, including the payment of an annual government charge of £450 it will not be subject to Gibraltar Corporation Tax until 2010, the date at which the status of all Gibraltar exempt companies will be subject to new legislation.

NOTES TO THE FINANCIAL STATEMENTS
for the year ended 31 March 2007(Continued)

2. DEBTORS

	2007 $	2006 $
Loan to parent company	$ 4,870,825	$ 5,077,160

Amounts due from the Company's parent company are non-interest bearing, unsecured, and with no fixed terms of repayment.

3. CALLED UP SHARE CAPITAL

	2007 $	2006 $
Authorised share capital 10,000,000 ordinary shares @ £0.01 each	$160,000	$ 160,000

	Number of Shares	Share Capital $	Share Premium Account $	Total $
At 31 March 2005	8,035,118	123,781	5,345,779	5,469,560
Shares issued during the year	-	-	-	-
At 31 March 2006	8,035,118	123,781	5,345,779	5,469,560
Shares issued during the year	-	-	-	-
At 31 March 2007	8,035,118	$ 123,781	$ 5,345,779	$ 5,469,560

The shares issued were partly to raise additional finance (cash received in Technical) and partly to settle amounts owing to creditors by Technical.

NOTES TO THE FINANCIAL STATEMENTS
for the year ended 31 March 2007(Continued)

4. RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS FUNDS

	Share Capital $	Share Premium Account $	Profit & Loss Account $	Total $
At 31 March 2005	123,781	5,345,779	(349,200)	5,120,360
Shares issued during the year	–	–	–	–
Loss for the year	–	–	(43,200)	(43,200)
At 31 March 2006	123,781	5,345,779	(392,400)	5,077,160
Shares issued during the year	–	–	–	–
Loss for the year	–	–	(206,335)	(206,335)
At 31 March 2007	$ 123,781	$ 5,345,779	$ (598,735)	$ 4,870,825

5. RELATED PARTY TRANSACTIONS

In addition to related party transactions disclosed elsewhere in these financial statements, during the year ended 31 March 2007 the Company was charged $ 206,335 (2006 - $43,200) in fees for administrative services and development expenses provided by Technical.

6. ULTIMATE PARENT COMPANY

The ultimate Parent Company is Borealis Exploration Limited, a company incorporated in Gibraltar whose registered office is at Suite 3G, Eurolife Building, 1 Corral Road, Gibraltar.

Power Chips plc

GIBRALTAR COMPANY NUMBER 60528
INFORMATION CIRCULAR
Fiscal Year 2007

1. **SOLICITATION OF PROXIES:**

This information circular is furnished in connection with the solicitation of proxies by the Management of Power Chips plc ("Company") for use at its Annual Meeting of Members to be held 27 June 2007 in Gibraltar and via the Internet at www.powerchips.gi, with the Record Date of the meeting being 30 April 2007, for the purposes set forth in the Notice of Meeting. It is expected that the solicitation will be by mail, e-mail, fax, Internet web site, telephone or in person by Officers and Directors of the Company. The cost of solicitation will be borne by the Company. The information contained herein is given as of 31 March 2007, unless otherwise indicated. All dollar figures set forth are expressed in United States Dollars. All accounting is done in Gibraltar Generally Accepted Accounting Principles (GAAP).

2. **QUORUMS AND VOTING:**

The authorised share capital of the Company is £100,000 GBP, consisting solely of one class of common shares divided into 10,000,000 shares with par value of £0.01 GBP per share, of which 8,035,118 shares were outstanding at the close of business 31 March 2007.

Each holder of record of a common share as of the Record Date for the meeting is entitled to attend the meeting and to cast one vote for each share. Proxies are being accepted by hand delivery, mail, e-mail, fax, and the Company's Internet website at www.powerchips.gi. Any resolution to be voted upon at the meeting must be approved by a majority of the votes cast, unless the Company's Articles of Association stipulate a number or proportion of the votes cast in excess of a majority. The meeting will proceed as long as there is a quorum at the meeting place including the voted proxies.

3. **REVOCATION OF PROXIES:**

Each shareholder has the power to revoke a proxy at any time as long as it has not been exercised. In addition to revocation in any other manner permitted by law, a member giving a proxy pursuant to this solicitation who wishes to revoke the proxy instrument may do so in writing. This revocation must be executed by the member, or by his attorney authorised in writing, or, if the member is a Corporation, under its Corporate seal or by an officer or attorney thereof duly authorised, and received by mailed, or deposited, at any office of the Company, via e-mail to proxy@powerchips.gi, or by fax to +44.207.504.3593 at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof at which the proxy is to be used, or with the Chairman of such meeting on the day of the meeting, or adjournment thereof.

4. **PRINCIPAL HOLDERS OF VOTING SHARES:**

To the knowledge of the Directors and Officers of the Company there is no person who beneficially owns or exercises control or direction over shares carrying more than ten percent of the votes attached to shares of the Company as of 31 March 2007 except:

Borealis Technical Limited (which is a 98% owned subsidiary of Borealis Exploration Limited) owns and controls 5,222,983, which is 65.00% of the outstanding shares.

5. **ELECTION OF DIRECTORS:**

Present Directors	Remaining Term
Wayne S. Marshall, Ph.D.	up for election
Giulio Pontecorvo, Ph.D.	up for election
Rodney T.Cox, Ph.D.	1 year
Stuart Harbron, Ph.D.	1 year
Peter Vanderwicken, A.B.	1 year
Isaiah W. Cox, A.B.	2 years
Nechama J. Cox, Ph.D.	2 years

The proxy will be voted for the following proposed nominees (or for a substitute nominee in the event of contingencies not known at present) who will serve for a period of 3 years, or their successors if they are elected or appointed in accordance with the Articles of Association of the Company. Respective reported share totals are as at 31 March 2007.

WAYNE S. MARSHALL became a Director of the Company on 23 March 2000. He is Professor Emeritus of Business Administration, Long Island University. Dr. Marshall is Chairman of the Executive and Compensation Committees, and a member of the Audit Committee of the Company. He is currently also a Director of Borealis Exploration Limited, Borealis Technical Limited, Avto Metals plc, Chorus Motors plc, Cool Chips plc, Photon Power plc, Roche Bay Holdings Limited, Roche Bay Holdings (Barbados) Limited, Credits Holdings Limited, Borealis Roche Bay Limited, WheelTug plc, Cool Chips Military Sales plc, and Faraway plc. He is a Member of the Council of the VSBM Foundation Limited among other foundations based in Gibraltar. Wayne S. Marshall beneficially owns directly or indirectly 72,664 shares of Power Chips plc.

GIULIO PONTECORVO became a Director of the Company on 28 August 2003. Dr. Pontecorvo is Professor Emeritus at the Columbia University Graduate School of Business, and has served on numerous National Academy of Science committees. Professor Pontecorvo has advised the United Nations, the World Bank and other multilateral organizations on a variety of economic and environmental issues, and has published widely on many economic, financial and environmental topics. He is currently also a Director of Borealis Exploration Limited, Cool Chips plc, Chorus Motors plc, and Photon Power plc. Giulio Pontecorvo beneficially owns directly or indirectly 5,000 shares of Power Chips plc.

THE PRESENT POSITION AND OFFICE WITH THE COMPANY IF APPLICABLE, AND THE PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT OF THE INCUMBENT DIRECTORS AND OFFICERS ARE AS FOLLOWS. UNLESS OTHERWISE STATED, SUCH OCCUPATION OR EMPLOYMENT HAS CONTINUED FOR MORE THAN THE LAST FIVE YEARS.

RODNEY T. COX became Chief Executive Officer on 11 February 1997. Dr. Cox became a Director and Chairman of the Board of the Company on 23 March 2000. He is a member of the Executive, Audit and Compensation Committees. He was a Partner in The Parmenides Group until February 2000. He is currently also a Director of Borealis Exploration Limited, Borealis Technical Limited, Avto Metals plc, Chorus Motors plc, Cool Chips plc, Photon Power plc, Roche Bay Holdings Limited, Roche Bay Holdings (Barbados) Limited, Credits Holdings Limited, Borealis Roche Bay Limited, WheelTug plc, Cool Chips Military Sales plc, and Faraway plc. He is a Member of the Council of the Hart Cox Foundation Limited, the Jeremiah Toyam Cox Foundation Limited, and other foundations based in Gibraltar. Rodney T. Cox beneficially owns directly or indirectly 114,280 shares of Power Chips plc.

STUART HARBRON became a Director of the Company on 23 July 2002. Dr Harbron is Chief Patent Officer for the Company. He is the owner of The Enzyme Technology Consultancy, a consulting business specializing in providing IP intelligence to the biotechnology industry. He is currently also a Director of Avto Metals plc, Borealis Exploration Limited, Chorus Motors plc, and Cool Chips plc. Dr. Harbron is a Member of the Council of the Edgar Research Foundation. Stuart Harbron beneficially owns directly or indirectly 14,500 shares of Power Chips plc.

PETER VANDERWICKEN became a Director of the Company on 6 September 2000. Mr. Vanderwicken is a private investor who retired in 2004 as president of Plumstead Group, Inc., a publishing and consulting firm. He is currently also a Director of Borealis Exploration Limited, Avto Metals plc, Chorus Motors plc, Cool Chips plc, Photon Power plc and Chairman of Roche Bay plc. Peter Vanderwicken beneficially owns directly or indirectly 18,758 shares of Power Chips plc.

ISAIAH W. COX became a Director of the Company on 23 March 2000. Mr. Cox is President, Chief Operating Officer, a member of the Executive Committee and Compensation Committee of the Company. He is currently also a Director of Borealis Exploration Limited, Borealis Technical Limited, Avto Metals plc, Chorus Motors plc, Cool Chips plc, Photon Power plc, Roche Bay Holdings Limited, Roche Bay Holdings (Barbados) Limited, Credits Holdings Limited, Borealis Roche Bay Limited, WheelTug plc, Cool Chips Military Sales plc, and Faraway plc. He is a Member of the Council of the Hart Cox Foundation Limited and the Jeremiah Toyam Cox Foundation Limited, among other foundations based in Gibraltar. Isaiah W. Cox beneficially owns directly or indirectly 25,600 shares of Power Chips plc.

NECHAMA J. COX became a Director of the Company on 1 August 2001. Dr. Cox is the Chief Operating Officer of Chorus Motors plc. In 1999, she founded the Mishkan School as well as being a Founding Governor of the Noam Primary School. She is currently also a Director of Borealis Exploration Limited, Chorus Motors plc, Cool Chips plc and Photon Power plc. She is a Member of the Council of a number of foundations based in Gibraltar. Nechama J. Cox beneficially owns directly or indirectly 20,275 shares of Power Chips plc.

STM Fidecs Management Limited (formerly known as Fidecs Management Limited) became Corporate Secretary of the Company on 21 May 2001.

6. APPOINTMENT OF AUDITORS:

Unless otherwise specified therein, it is presently intended to vote the proxy to appoint Moore Stephens, Chartered Accountants, Gibraltar, as auditors of the Company, to hold office until the next annual meeting of shareholders, and to authorize the Directors to fix their remuneration.

7. INSURANCE:

The Company indemnifies all of its Officers and Directors against any legal actions or threatened legal actions that are in any way related to their relationship to the Company. The indemnification includes paying all legal bills and all costs of any kind relating to any such claims.

8. INTEREST OF LARGE SHAREHOLDERS IN MATERIAL TRANSACTIONS WITH THE COMPANY:

Borealis Technical Limited collects a nominal annual retainer fee for managing the business of Power Chips plc, but pays all of Power Chips plc expenses. Until fiscal 2007, all funds raised by the sale of Power Chips plc shares went to Borealis Technical Limited, where they become an account payable to Power Chips plc. Currently, Power Chips plc is responsible for its own expenses and is operating as a stand alone profit centre.

9. GENERAL:

The Management knows of no matter to come before the Annual Meeting other than the matters referred to in the Notice of the Meeting. If any matters that are not now known to the Management should properly come before the meeting, the accompanying proxy instrument will be voted on such matters in accordance with the best judgment of the person or persons voting it.

The contents and sending of this information have been approved by the Directors of the Company.

Dated 1 June 2007

Power Chips plc

Rodney T. Cox, Ph.D.
CEO/Chairman of the Board

Isaiah W. Cox, A.B.
President/COO

END